Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
December 21, 2015

OVERSTOCK.COM, INC.

Overstock.com, Inc. (referred to herein as “us,” “we,” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On December 15, 2015, Bitcoin Magazine, an online news service, published an article discussing the Company’s Registration Statement as well as certain recent developments regarding the Company’s digital securities activities, which included certain statements made by Dr. Patrick Byrne, the Chairman and CEO of the Company. Dr. Byrne spoke at a San Francisco, California bitcoin conference on December 15, 2015, following which he answered several questions posed by reporters in attendance and via telephone interviews.

The full text of the Bitcoin Magazine article is attached below.  Any publication by any news service, including Bitcoin Magazine, that references the information contained in the article attached below is subject to the corrections and clarifications set forth in this free writing prospectus.

The article published by Bitcoin Magazine was not prepared or reviewed by the Company, any of its affiliates or any other offering participant prior to publication. Bitcoin Magazine routinely publishes technology-related news and is wholly unaffiliated with the Company and any other offering participants and, as of the date of this free writing prospectus, none of the Company, any other offering participant, and any of their respective affiliates have made any payment or given any consideration to Bitcoin Magazine in connection with the article described in this free writing prospectus.

The statements in the article are not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement.  Statements in the article that are not attributed directly to Dr. Byrne represent the author’s or others’ views and are not endorsed or adopted by the Company or any other offering participant.  Statements in the article that are attributed directly to Dr. Byrne were not intended and should not be considered as offering material.  You should consider statements contained in this free writing prospectus, including those in the attached article, only after carefully evaluating all of the information in the Registration Statement, the prospectus included therein, and any applicable prospectus supplement relating to any offering of the Company’s securities, including the risk factors described therein.

The Company notes the following corrections and clarifications to the Bitcoin Magazine article:

•                  The article attributes to Dr. Byrne several statements referencing approval of the Registration Statement by the SEC. Although the Company’s Registration Statement was declared effective by the SEC on December 9, 2015, the SEC has not approved the Registration Statement.  The action taken by the SEC to declare the Registration Statement effective and the effectiveness of the Registration Statement do not represent the SEC’s approval of the Registration Statement and do not indicate that the SEC has in any way passed upon the merits of, or given approval to, the

Company’s securities.  The Company remains fully responsible for the adequacy and accuracy of the Registration Statement.

•                  Any digital securities of the Company that are issued under the Registration Statement will not be issued on the Bitcoin blockchain. As described in the Registration Statement, with respect to any securities of the Company that are issued as digital securities, the ownership and transfer of such digital securities will be recorded on a proprietary ledger that will be publicly distributed.  The validity of the publicly available copies of the proprietary ledger can be mathematically proven utilizing cryptographically-secured distributed ledger network technology, which the Company currently anticipates will be the technology used by the Bitcoin blockchain.

Full Text of the Bitcoin Magazine Article

Overstock CEO Confirms Company’s Form S-3 is Approved

Patrick M. Byrne, the Chairman and CEO of Overstock.com (NASDAQ: OSTK), confirmed in a phone interview with Bitcoin Magazine that the SEC had declared the company’s Form S-3 statement effective, by passing a large hurdle for the crypto-friendly firm.

“Effective means approved in this sense,” Byrne said. “You file it [Form S-3] with the SEC, you go back and forth until it is approved, and then it sits on the shelf. It can sit on the shelf for 3-4 years before you have to do the process again.”

Form S-3 is a registration form mandated by the SEC that gives established companies an easier path to issue publicly traded securities. If a company has at least 12 months of properly filed reports with the SEC and is compliant with the Securities Exchange Act of 1934, it is eligible to file a Form S-3.

“Once it has been approved, it [an actual offering of securities] doesn’t require any further approval,” he said.

But while the company has approval to issue securities, it has made no determination yet on if it will.

“I can’t confirm that there will be an offer. I can’t comment on if there will be an offer” Byrne said. “I am studying that now, trying to decide if there should be one, but I can’t even comment if there is one on the horizon.”

In its Form S-3, Overstock.com sought approval to issue up to $500 million in new securities in the form of either common stock, preferred stock, depositary shares, warrants, debt securities, or units. In its Form S-3, the company said:

“This prospectus provides you with a general description of the security we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.”

The SEC approval is a boon to Overstock, but also to the bitcoin ecosystem as issuing shares on the blockchain has been a use case discussed for some time. “The great innovation in bitcoin is the underlying technology,” he said, referring to the blockchain.

t0.com has built its own proprietary blockchain, which will then be publicly distributed. While Byrne was unable to go into detail about the specifics of the technology, he did say that trades would be hashed onto the Bitcoin blockchain at some point in the process.

The Future of t0

While getting approval to issue up to $500 million in Overstock.com securities on its blockchain is momentous, t0 has already been working for some time now. In July, Overstock sold the first cryptobond on the blockchain. FNY Managed Accounts agreed to buy the entire $5 million bond as a proof of concept, though there were assurances in place in case it failed.

[Inlaid Graphic:  “We’ve already built the technology to do stock loans, which is important for Wall Street . . . to bring efficient pricing to stock loans,” Byrne said.]

A stock loan is where one party agrees to lend its securities—shares of a company, for example—to another firm in exchange for a negotiated fee. At any one time, there is $1.7 trillion out on loan from an overall $101 trillion in financial securities on the global stock market. The arbiters in the middle, orchestrating these deals, generate all the revenue. By putting it onto a public ledger, the stock holders can increase the amount they generate via the negotiated fee.

[Inlaid Graphic: “This [Form S-3] could generate new things for us to investigate with crypto. We’ve got a really good crypto tram now, which is the hurdle other companies are finding difficult,” Byrne explained.  Finding quality talent is always a problem for technology firms, but especially for those in the still very young bitcoin space. “A lot of people applied to us starting about a year ago. We had the pick of the talent around the country and we got a number of people and then started adding to that group.”]

But fundamentally, what is a firm like t0.com doing under the control of an eCommerce site like Overstock.com?

[Inlaid Graphic: “I think that, in the long term, these two business don’t belong together.  You might see it split off, you might see us take outside investment, there’s lot of options.  I almost want to turn it over into the hands of another company with which it would be more aligned,” he explained]

While Byrne didn’t have a specific example of what could happen, he did say that he had been fielding many calls. “I’ve been holding them off until now. You could well see a venture capital or private equity fund invest in this and then we move it outside of the Overstock group,” Byrne said.

While Overstock investigates whether it wants to issue securities, one thing is clear: the sector has gotten a little closer to abolishing T+3—the current time from which a trade takes place and when it has to be settled three days later—and moving to a true T0 environment.

Jacob Cohen Donnelly is a consultant and journalist in the bitcoin space. He runs a weekly newsletter about bitcoin called Crypto Brief.

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for any securities offered pursuant to the registration statement, and other documents that Overstock.com, Inc. has filed with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.